Exhibit 99.1

Nevada Geothermal Power Celebrates Completion of Blue Mountain ‘Faulkner 1’ Geothermal Power Plant

The Blue Mountain ‘Faulkner 1’ Geothermal Power Plant Official Ribbon Cutting (left to right): Di An Putnam, Mayor of Winnemucca, NV; Lynn Hettrick, Deputy Chief of Staff, Governor Jim Gibbons’ office, Reg Faulkner, power plant namesake; and, Brian Fairbank, President & CEO, Nevada Geothermal Power.

VANCOUVER, B.C. (October 29, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced today that the official Dedication Ceremony for their 49.5 MW Blue Mountain ‘Faulkner 1’ Geothermal Power Plant was held on October 22, 2009. The plant has been operating for approximately four weeks.

NGP was pleased to celebrate the significant achievement with nearly 200 government officials, stakeholders, employees, friends and family. The ceremony included speeches, the official ribbon cutting ceremony and tours of the completed power plant.

At the event, NGP was also presented with certificates from various government offices including a Certificate of Achievement from Governor Jim Gibbons, presented by Deputy Chief of Staff, Lynn Hettrick, a Letter of Support from Senator Harry Reid, read by Matthew Tuma, the Regional Representative, a Senatorial Certificate of Congratulations from Senator John Ensign, presented by Rural Director, Kevin Kirkeby and a Certificate of Special Congressional Recognition from Congressman Dean Heller, presented by District Representative, Ryan Cherry.

“This a very exciting and celebratory time for NGP,” said Brian Fairbank, President and Chief Executive Officer. “With this substantial milestone, we will now focus on an aggressive development program of building out Blue Mountain and our other three projects – Pumpernickel, Crump Geyser and Black Warrior.”

For photographs of the Dedication Ceremony, please visit the NGP website:

www.nevadageothermal.com

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Paul Mitchell Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.